Exhibit 12.1

ZILLOW GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Three Months Ended March 31, 2018	Year Ended December 31,
		2017	2016	2015	2014	2013
Earnings:
Loss before income taxes	(15,991)	(184,006)	(220,308)	(153,519)	(43,610)	(16,564)
Interest expense	7,073	27,517	7,408	5,489	—	—
Assumed interest component of rental expense (1)	1,922	7,124	5,521	4,975	2,491	1,366

Total earnings available for fixed charges	(6,996)	(149,365)	(207,379)	(143,055)	(41,119)	(15,198)

Fixed Charges:
Interest expense	7,073	27,517	7,408	5,489	—	—
Assumed interest component of rental expense (1)	1,922	7,124	5,521	4,975	2,491	1,366

Total fixed charges	8,995	34,641	12,929	10,464	2,491	1,366

(1)	Estimated as one-third of operating lease expense.